Exhibit 99.1

ENSURGE INC ENTERS INTO LOI WITH BRAZILIAN COMPANY

Miami, April 30, 2012/PRNewswire via COMTEX/ -- Ensurge, Inc. (Trading Symbol: ESGI) announced it has entered into a Letter of Intent with a privately owned gold mining company in MatoGrosso, Brazil to acquire a royalty base on gold production at a fully operating gold mine.

Ensurge will acquire a royalty of 17% of gold production in exchange for R$4 million (four million Brazilian Reals, approximately US$2.1 million).  Ensurge will also invest capital and provide new technology to increase mill throughput-capacity and improve the recovery of gold in the current mill. By doing so, the Ensurge royalty will increase to 41%.  Further investment by Ensurge in additional mining equipment to increase mining output will increase the royalty to 43% of gold production.

Jordan Estra, President and Chief Executive Officer of Ensurge stated, “We are excited about the opportunity to become a partner in an operating gold mine. Our goal is to increase capacity to mine and mill ore, as well as increase the recovery percentage of gold mined by implementing state of the art technology and support.  We anticipate gold production will increase dramatically and the end result will be greater gold production and profitability, net of the royalty, than is currently generated.”

Ensurge is currently in the process of completing its due diligence and will move to a closing of this royalty acquisition once due diligence is completed.

About Ensurge, Inc.

Ensurge, Inc. is a Florida based mining company focused on development of gold mining opportunities in Brazil and other parts of South America. The company's primary focus is to bring capital and technology to existing mining operations to recover gold from existing tailings ponds, improve recoveries of existing milling operations and improve mining operations in exchange for an interest in these operations.

Forward-looking Statements — To the extent that statements in this press release are not strictly historical, including statements as to revenue projections, business strategy, outlook, objectives, future milestones, plans, intentions, goals, future financial conditions, future collaboration agreements, the success of the Company's development, events conditioned on stockholder or other approval, or otherwise as to future events, such statements are forward-looking, and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this release are subject to certain risks and uncertainties that could cause actual results to differ materially from the statements made.

Contact Andrew Barwicki

516-662-9461 / andrew@barwicki.com